EXHIBIT 99.3

                             AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the 2nd day of May, 2005.

AMONG:

                  YM BIOSCIENCES INC.

                  ("YM")

AND:

                  2069044 ONTARIO LIMITED

                  ("Subco")

AND:

                  DELEX THERAPEUTICS INC.

                  ("Delex")

WHEREAS:

A. Pursuant to a merger agreement between YM, Subco, Delex and certain shareholders of Delex dated April 7, 2005, Delex and Subco have agreed to amalgamate pursuant to the Business Corporations Act (Ontario) upon the terms and conditions hereinafter set forth;

B. The authorized capital of Delex consists of an unlimited number of Delex Common Shares, an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Special Shares, of which 1,215,000
Delex Common Shares, 900,000 Class A Shares, 3,287,135 Class B Shares and 3,068,676 Special Shares were issued and outstanding as at the date hereof;

C. The authorized capital of Subco consists of an unlimited number of Subco Common Shares of which one Subco Common Share was issued and outstanding as at the date hereof; and

D. YM owns beneficially and of record the outstanding Subco Common Share.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1.    Interpretation

In this Agreement, the following terms shall have the following meanings:

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      (a)   "Agreement" means this amalgamation  agreement,  and the expressions
            "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

      (b) "Amalco" means the corporation continuing from the Amalgamation of the Amalgamating Corporations;

      (c) "Amalco Common Shares" means the common shares in the capital of Amalco;

      (d)   "Amalgamating Corporations" means Delex and Subco;

      (e)   "Amalgamation"   means   the   amalgamation   of  the   Amalgamating
            Corporations as contemplated in this Agreement;

      (f) "Business Day" means any day on which commercial banks are open for business in Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

      (g) "Certificate of Amalgamation" means the Certificate of Amalgamation to be issued by the Director under the OBCA giving effect to the Amalgamation;

      (h) "Class A Shares" means the Class A preference shares in the capital of Delex;

      (i) "Class B Shares" means the Class B preference shares in the capital of Delex;

      (j) "Delex Common Shares" means the common shares in the capital of Delex;

      (k) "Delex Shares" means, collectively, the Delex Common Shares, the Class A Shares, the Class B Shares and the Special Shares;

      (l)   "Delex Securityholder" means a holder of Delex Shares;

      (m) "Director" means the director appointed under section 278 of the OBCA;

      (n) "Dissenting Shareholder" means a registered Delex Securityholder who, in connection with the special resolution of the Delex Securityholders approving and adopting the Amalgamation and this Agreement, has sent to Delex a written objection and a demand for payment within the time limits and in the manner prescribed by subsections 185(5) and 185(7) of the OBCA, respectively, with respect to his or her Delex Shares;

      (o) "Effective Date" means the date shown on the Certificate of Amalgamation;

      (p)   "Effective  Time" means 12:01 a.m.  (Toronto  time) on the Effective
            Date;

      (q) "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory body, commission, arbitral body, board, bureau, agency, court or tribunal, domestic or foreign, (b) any subdivision, arbitral body, commission, board, bureau, agency or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any self-regulatory organization;

      (r) "Laws" means all laws, statutes, codes, regulations, statutory rules, orders, ordinances, decrees, decisions, written policies or guidelines, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards including general principals of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity or self-regulatory authority, including the Toronto Stock Exchange, and the term "applicable" with respect to any such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertakings, property or securities and emanate from any Governmental Entity or self-regulatory authority having jurisdiction over the Person or Persons or its or their business, undertakings, property or securities;

      (s) "Merger Agreement" means the merger agreement referred to in Recital "A" as the same may be amended from time to time;

      (t)   "OBCA" means the Business Corporations Act (Ontario), as amended;

      (u) "Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicated or other entity, whether or not having legal status;

      (v) "Special Shares" means the special preference shares in the capital of Delex;

      (w) "Subco Common Shares" means the common shares in the capital of Subco; and

      (x)   "YM Common Shares" means the common shares in the capital of YM.

Words and phrases used but not defined in this Agreement and defined in the OBCA shall have the same meaning in this Agreement as in the OBCA unless the context or subject matter otherwise requires.

2.    Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing gender will include all genders.

3.    Interpretation Not Affected by Headings

The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

4.    Date of Any Action

If the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on the next succeeding day which is a Business Day in that place.

5.    Time

All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

6.    Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

7.    Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to that statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes that statute or regulations.

8.    Agreement to Amalgamate

The Amalgamating Corporations do hereby agree to amalgamate pursuant to the provisions of Section 174 of the OBCA as of the Effective Time and to continue as one corporation on the terms and conditions set out in this Agreement.

9.    Effect of Amalgamation

As at and from the Effective Time:

      (a) the Amalgamating Corporations shall be amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement;

      (b) Amalco shall possess all the property, rights, privileges and franchises and be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

      (c) a conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco;

      (d) the Articles of Amalgamation shall be deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate shall be deemed to be the certificate of incorporation of Amalco; and

      (e) Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Amalgamation has become effective.

10.   Name

The name of Amalco shall be Delex Therapeutics Inc.

11.   Registered Office

The registered office of Amalco shall be in the City of Mississauga, in the Province of Ontario.

12.   Authorized Capital

Amalco is authorized to issue an unlimited number of Amalco Common Shares. The rights, privileges, restrictions and conditions attaching to the Amalco Common Shares are as follows:

      (a) Dividends and Distributions: Subject to applicable law, the holders of the Amalco Common Shares are entitled to receive equally, share for share: (i) all dividends declared by the directors, (ii) all property of Amalco that is ever distributed to any of its shareholders (including without limitation on any final distribution) and (iii) any remaining property of Amalco on liquidation, dissolution or winding-up; and

      (b) Votes: The holders of the Amalco Common Shares are entitled to receive notice of and to attend all meetings of shareholders of Amalco, except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote for each Amalco Common Share held on all votes taken at such meetings.

13.   Restrictions on Issue, Transfer or Ownership of Shares

No security holder of Amalco shall be entitled to transfer registered or beneficial ownership of any security or securities of Amalco without either:

      (a) the consent of the holders of more than fifty percent of the Amalco Common Shares for the time being outstanding expressed by a resolution passed by the votes of the holders of more than fifty percent of the Amalco Common Shares for the time being outstanding at a meeting of the holders of the Amalco Common Shares or by a resolution in writing signed by all the holders of the Amalco Common Shares for the time being outstanding or by an instrument or instruments in writing signed by the holders of more than fifty per cent of the Amalco Common Shares for the time being outstanding; or

      (b) the consent of the directors of Amalco expressed by a resolution passed by the votes of a majority of the directors of Amalco at a meeting of the board of directors of Amalco or by a resolution in writing signed by all the directors of Amalco or by an instrument or instruments in writing signed by a majority of the directors of Amalco.

14.   Special Provisions

(a)   The directors of Amalco may, without  authorization of the shareholders of
      Amalco:

      (i)   borrow money upon the credit of Amalco;

      (ii)  issue, reissue, sell or pledge debt obligations of Amalco;

      (iii) give a guarantee on behalf of Amalco to secure performance of an obligation of any person; and

      (iv)  mortgage,   hypothecate,  pledge  or  otherwise  create  a  security
            interest in all or any property of Amalco, owned or subsequently acquired, to secure any obligation of Amalco.

      The directors may by resolution delegate any or all of the powers referred to in this clause to a director, a committee of directors or an officer of Amalco.

(b) The number of the shareholders of Amalco, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of Amalco, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(c) Any invitation to the public to subscribe for securities of Amalco is prohibited.

15.   Business

There shall be no restrictions on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise.

16.   Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one and a maximum number of ten directors. The number of directors shall initially be one and the directors of Amalco shall be empowered to determine from time to time the number of directors of Amalco within the said minimum and maximum numbers provided for in the articles of Amalco, as the same may be amended from time to time.

17.   Initial Directors

The first director of Amalco shall be the person whose name and municipality of residence appears below:

--------------------------------------------------------------------------------
        Name             Municipality of Residence          Resident Canadian
--------------------------------------------------------------------------------
     David Allan             Toronto, Ontario                      Yes
--------------------------------------------------------------------------------


Such director shall hold office until the first annual meeting of shareholders of Amalco or until his successor(s) is (or are) elected or appointed.

18.   Officers

The officers of Amalco shall, until changed by the director of Amalco, be as follows:

---------------------------------------- --------------------------------------
                 Name                                   Office
---------------------------------------- --------------------------------------
              David Allan                       President and Secretary
---------------------------------------- --------------------------------------

19.   Auditors

The auditors of Amalco, until the first annual meeting of the shareholders of Amalco, shall be KPMG LLP, Chartered Accountants until resignation or removal in accordance with the provisions of the OBCA.

20.   Issuance of Amalco Shares and YM Shares upon Amalgamation

On the Effective Date:

      (a) each holder of Delex Shares (subject to the consequences of applicable Laws in respect of each Dissenting Shareholder who is ultimately entitled to be paid the fair value of his, her or its Delex Shares) shall receive in exchange for each Delex Share held, that number of YM Common Shares as is set out in the Merger Agreement, provided that no fractional YM Common Shares shall be issued and all such fractional interests of a holder of Delex Shares shall be rounded down to the nearest whole share without any cash payment in respect thereof;

      (b) all Delex Shares outstanding immediately prior to the Amalgamation will be cancelled;

      (c) each Subco Common Share outstanding immediately prior to the Amalgamation shall be converted into one Amalco Common Share; and

      (d) Dissenting Shareholders will be entitled to be paid in cash the fair value for their Delex Shares in accordance with the OBCA.

21.   Cancellation of Unissued Shares of Delex

The authorized capital of Delex, specifically, the Delex Common Shares, the Class A Shares, the Class B Shares and the Special Shares, shall be cancelled.

22.   By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall, to the extent not inconsistent with this Agreement, be the by-laws of Subco.

23.   Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Delex Shares that were exchanged pursuant to section 20(a) of this Agreement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Delex Securityholder claiming such certificate to be lost, stolen or destroyed, YM will issue to such Delex Securityholder in exchange for such lost, stolen or destroyed certificate, any YM Shares issuable upon the exchange of the Delex Shares represented by such certificate. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Delex Securityholder to whom YM Shares are to be issued shall, as a condition precedent to the issuance thereof, indemnify Amalco and YM in a manner satisfactory to Amalco and YM, acting reasonably, against any claim that may be made against YM or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

24.   Termination

Without prejudice to any other rights or recourse of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically, without notice, terminate immediately and be of no further force or effect, upon the termination of the Merger Agreement.

25.   Dissent Rights

      (a) A Dissenting Shareholder who duly exercises his, her or its rights of dissent under section 185 of the OBCA and who is ultimately determined to be entitled to be paid fair value for his, her or its Delex Shares, shall be deemed to have transferred such Delex Shares immediately prior to the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to Amalco, in consideration for a payment of cash from Amalco equal to such fair value.

      (b) A Dissenting Shareholder who duly exercises his, her or its rights of dissent under section 185 of the OBCA and who is ultimately determined not to be entitled, for any reason, to be paid fair value for his, her or its Delex Shares, or who fails to perfect or effectively withdraws such Delex Securityholder's claim under section 185 of the OBCA, or who forfeits such Delex Securityholder's right to make a claim under section 185 of the OBCA, or whose rights as a Delex Securityholder are otherwise reinstated and the Amalgamation is completed, shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-dissenting Delex Securityholder, but in no case shall YM, Amalco, or any other Person be required to recognize any Dissenting Shareholder as a Delex Securityholder after the Effective Time and the names of each Dissenting Shareholder shall be deleted from the register of Delex Securityholders at the Effective Time.

26.   Filing of Documents

Provided that this Agreement has not otherwise been terminated, the Articles of Amalgamation will be filed on the closing date contemplated in the Merger Agreement promptly after the conditions specified in the Merger Agreement have been satisfied or waived, together with any and all documents required by the OBCA and the regulations thereunder.

27.   Modifications of this Agreement

Subject to any requirements imposed by law or by a court of competent jurisdiction, this Agreement may be amended, modified or superseded, and any of the terms or conditions hereof may be waived, but only by written instrument executed by Delex and Subco. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further continued waiver of any condition or breach of any other term in this Agreement.

28.   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and any action or proceeding arising out of or relating to this Agreement may be initiated by the parties in any court of competent jurisdiction in Canada.

29.   Entire Agreement

This Agreement and the Merger Agreement constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or the Merger Agreement.

30.   Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

                           [signature page to follow]

      IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.



                                YM BIOSCIENCES INC.


                                By: /s/ David Allan
                                   ---------------------------------------------
                                     Authorized Signatory




                                2069044 ONTARIO LIMITED


                                By: /s/ David Allan
                                   ---------------------------------------------
                                     Authorized Signatory



                                DELEX THERAPEUTICS INC.


                                By: /s/ Diana H. Pliura
                                   ---------------------------------------------
                                     Authorized Signatory